HealthPoint Plus, Inc



ANNUAL REPORT

230 Independence Way

Danvers, MA 01923

0

https://healthpointplus.com/

This Annual Report is dated April 28, 2022.

BUSINESS

HealthPoint Plus offers employers of all sizes a unique subscription-based telehealth model by which all employees and their families can more easily and affordably access 24/7/365 on-demand healthcare. Subscription-based pricing, unlike other telehealth competitors who charge a per-visit fee in the traditional fee-for-service model, removes expensive co-pay cost deterents that can limit an individual's access to care when it's needed most. HealthPoint Plus' members pay an affordable monthly fee (e.g. subscription fee) for unlimited, 24/7 doctor visits for the whole family from anywhere there's an internet connection. Our entire clinical network is comprised of bi-lingual (English and Spanish) medical doctors/M.D.s and our call center is 100% staffed with bi-lingual medical assistants/M.A.s creating easy and effective telehealth physician visits with optimal family healthcare experiences. Our monthly membership also includes 24/7 access to behavioral health care as well as 24/7 veterinary consults for urgent pet care.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 400,000

Use of proceeds: Website devp

Date: January 23, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,146,868.00

Number of Securities Sold: 1,146,868

Use of proceeds: Website Development, Payroll, Partner integration-operational Expenses

Date: February 22, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,693,100.00

Number of Securities Sold: 827,240

Use of proceeds: Operational Expenses, Payroll, StepUP HealthKit devp

Date: March 24, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,513,649.13

Number of Securities Sold: 4,975,359

Use of proceeds: Operational Expenses, Payroll-

Date: March 01, 2021

Offering exemption relied upon 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Please note our financials disclosed in the prior / previous fiscal year section refer to our 2020 audited financials. We have not completed our 2021 audit which is in progress. Our 2020 and 2019 fiscal year financials are attached as Exhibit F to the offering materials.

Results of operations

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

As the company was initially focused on infrastructure building and internal software development of its Ver. 1.0 Telehealth platform and Third-Party Administrators (TPA's) relationships, it became clearly apparent that our cost of customer acquisition in the B2C and TPA verticals was far higher than anticipated in our business model and revenue for fiscal year 2020 was only $10,209, a marginal increase of $7,679 compared to fiscal year 2019 revenue of $2,530. U.S. sales were up 403% year over year. It was now time for the company to "pivot" and bring about substantial reorganization of personnel and product and enhance our delivery platform.

Now, with the release of a highly robust Ver 3.0 on March 1st of 2022, along with the hiring of a seasoned and experienced Chief Revenue Officer, Chief Design Officer, Marketing analysts and new sales team in 2021, we believe that the U.S. is the most important market for us to demonstrate success with the enhanced MD support network and additional product categories. Revenue for 2021 is anticipated to be $31,260 and 2022 is forecasted to reach $1 million USD as these changes/enhancements and potential channel partners are expected to contribute to our top line even more so.

Gross margins

2020 gross profit increased by $12,122 over 2019 gross profit and gross margins as a percentage of revenues increased from 689% in 2019 to 52% in 2020. This slight improved performance was caused by an increase in higher-margin business-to-business (B2B) sales and a decrease in seeking out the lower-margin direct business – to – consumer (B2C) sales vertical.

Expenses

The Company's expenses consist of, among other things, of software development, hiring of seasoned and experience team leaders and separation costs associated with less than acceptable performers in software development, sales, business development, marketing and, fees for professional services and patents, along with delays associated with generating audited financials. The Company terminated 8 employees in 2019 and 2020. The company subsequently sought out and hired highly vetted replacements with proven track records, whose immediate efforts have already seen a significant impact on the company's operations, revenue, and road map.

Historical results and cash flows:

The Company is currently in the postproduction stage and the company is pivoting to a business-to-business (B2B) focus wherein the cost of customer acquisition and success rates we believe to be significantly better as we have hired sales professionals with a historical track record of telemedicine.

We are of the opinion the historical cash flows will not be indicative of revenue and cash flows expected for the future because of refocusing towards solely business-to-business opportunities and sales. The company currently has sales revenue and memberships from 2017-to 2019. Our initial business plan and road map called for us to focus on the business-to-consumer providers.

What we and many other telehealth companies quickly realized, was that the cost of customer acquisition for subscription-based members was exorbitantly high. As such, the company initiated a strategic realignment/reorganization to focus solely on business to business (B2B). Wherein we believe the ability to acquire significantly larger numbers of subscriptions is to pursue a business-to-business market. And doing so, we had to realign our software platform, doctor network, product(s) offerings, that would particularly appeal to business to business members and their immediate partners and family members as well as the employer themselves.

Future Plans

The Company is currently in the early stages of due diligence to acquire another business. Our goal is to continue our positive forward path towards ramping up revenue quickly and fundraising to be able to close this acquisition. The Company has signed a Letter of Intent and has begun the due diligence process, however, there is no guarantee that the acquisition will close or when the acquisition will close. The Company is currently targeting a closing of this acquisition by the end of 2022. This acquisition will occur after the close of this offering.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $253,354.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gregory Greene

Gregory Greene 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Vice President & Chief Revenue Officer

Dates of Service: July 01, 2021 - Present

Responsibilities: Manage all sales and marketing activities for the company as well as sales and marketing strategies and business/channel partner management. $150,000 salary; 2.5M stock options

Other business experience in the past three years:

Employer: Body Balance Systems, LLC

Title: Chief Operating Officer (contracter)

Dates of Service: February 01, 2019 - June 01, 2021

Responsibilities: Managed all business and manufacturing operations as contracted COO (1099 v. W2) and business consultant

Other business experience in the past three years:

Employer: Alegeus Technologies

Title: Sr. Sales Executive

Dates of Service: December 01, 2017 - December 01, 2018

Responsibilities: Ran sales and operations for national sales territory

Name: Robert A Goddard

Robert A Goddard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Director/Chairman of the Board

Dates of Service: August 01, 2017 - Present

Responsibilities: Chief Executive Officer of the company. Mr. Goddard is responsible for all executive leadership and overall management of the business. Robert Goddard Receives a salary of $240,000 per year and he receives 1,800,000 common stock and 1,800,000 options (class A &B)

Other business experience in the past three years:

Employer: Nurse Practitioner Oncall, LLC

Title: Financial Advisor

Dates of Service: January 01, 2009 - January 01, 2022

Responsibilities: I have taken my proven entrepreneurial business leadership skills of 30+ years and been an advisor to a "niche" company of highly qualified Nurse Practitioner medical professionals serving the needs of after hours coverage and triage of numerous local practices, large multi-speciality, multi state group practices and hospitals.

Name: Teresa M. Dean, MD

Teresa M. Dean, MD's current primary role is with Cedars-Sinai. Teresa M. Dean, MD currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February 01, 2020 - Present

Responsibilities: Physician, Board of Directors. 2K per month+ 12,000 Shares per year

Other business experience in the past three years:

Employer: Cedars-Sinai

Title: Physician

Dates of Service: August 01, 2014 - Present

Responsibilities: Internal Medicine Specialist

Name: Jesse Dacri

Jesse Dacri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Design Officer

Dates of Service: January 01, 2019 - Present

Responsibilities: Creative Design, Video/Web Production. Salary 50K. 1,000,000 Equity

Other business experience in the past three years:

Employer: Schwartz Medical Group

Title: IT System Admin

Dates of Service: January 01, 2009 - Present

Responsibilities: Management of IT system

Name: Michael Jalbert

Michael Jalbert 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: SEC Compliance Officer

Dates of Service: December 01, 2017 - Present

Responsibilities: Ensures that the company complies with its outside regulatory and legal requirements as well as internal policies and bylaws. 60K base, 500K Equity

Name: Justin Holtzman

Justin Holtzman's current primary role is with Holtzman Medical Group. Justin Holtzman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Director on the Board of the company. He currently receives 12k shares per year in compensation for his role.

Other business experience in the past three years:

Employer: Holtzman Medical Group

Title: Medical Director

Dates of Service: August 01, 2017 - Present

Responsibilities: Premier primary care practice serving the Boston area

Name: Marty Loughlin

Marty Loughlin's current primary role is with Underscore VC. Marty Loughlin currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 01, 2021 - Present

Responsibilities: Director on the board of the company. Marty like every other board member receives $1000 worth of options each month for services rendered.

Other business experience in the past three years:

Employer: Underscore VC

Title: Core Member

Dates of Service: April 01, 2021 - Present

Responsibilities: The Underscore Core is a curated group of exceptional entrepreneurs, executives, and experts who work in partnership with Underscore VC, an earliest stage venture capital firm, to identify transformative entrepreneurs and support them as they build iconic companies. Core Members have collectively built hundreds of companies, created thousands of jobs, served millions of customers, and created billions of dollars in value for their stakeholders.

Other business experience in the past three years:

Employer: Cambridge Semantics Inc.

Title: Senior Vice President, Head of Global Sales

Dates of Service: January 23, 2013 - January 01, 2021

Responsibilities: Selling Anzo, modern data discovery and integration platform for the Enterprise Data Fabric that lets anyone find, connect and blend diverse enterprise data into analytics-ready datasets. Vice President of Sales, Financial Services & Strategic Accounts--Cambridge Semantics makes smart data integration and analytics easy with the Anzo Smart Data Platform® - Delivering award-winning software solutions that link and bring meaning to all your diverse data

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Robert A Goddard

Amount and nature of Beneficial ownership: 3,600,000

Percent of class: 10.75

Title of class: Common Stock

Stockholder Name: Bran Distributors II Corp (wholly owned by John Harris)

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 8.96

Title of class: Common Stock

Stockholder Name: John Harris

Amount and nature of Beneficial ownership: 2,250,175

Percent of class: 6.72

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

he company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,500,000 of Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 34,081,867 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 16,174,720 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to Rule 144 of the SEC's limitations of transfer or sale. This means that the common stock that you are purchasing cannot be resold for a period of one year. The exception, as stated in SEC Rule 144 is if you are transferring the stock: 1.) back to the Company 2.) to an "accredited investor," 3.) as part of an offering registered with the Commission 4.) to a member of your family 5.) trust created for the benefit of your family, or 6.) in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit lines in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit lines when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently have manufactured version 1.0 of our StepUP HomeLab. Delays or cost overruns in the development of our StepUP HomeLab version 2.0 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Currently, version 1.0 is in field testing with the Ministry of Health in the Country of Kuwait. They have requested additional units due to the success of initial testing.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is remotely possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and began generating nominal revenue in spring 2021. If you are investing in this company, it's because you think that HealthPoint Plus's StepUP Home Health Kit is a unique medical diagnostic addition to its Telehealth/Doctor interaction, that the team will be able to successfully market, and sell the kit and incorporate the medical information retrieved. The Companies Management is unaware of any competitor that combines remote diagnostic capability with its telehealth platform which is subscription-based.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company has filed and has been granted a provisional patent, due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Like most businesses worldwide, we rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company is currently in the early stages of due diligence for an acquisition.

The Company is currently in the early stages of due diligence to acquire another business. The Company has signed a Letter of Intent and has begun the due diligence process, however, there is no guarantee that the acquisition will close or when the acquisition will close. The Company is currently targeting a closing of this acquisition by the end of 2022. This acquisition will occur after the close of this offering.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

HealthPoint Plus, Inc

By /s/ *Robert Goddard*

Name: Robert A Goddard

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



HEALTHPOINTPLUS, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended 12-31-2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (1,429,020)
Adjustments to reconcile net loss	
to net cash used in operating activities:	
Depreciation	$ 750
Amortization of debt discounts	$ 7,258
Imputed Interest	
Common stock issued for services	
Decrease (increase) in assets:	
Accounts Receivable	$ (18,024)
Prepaid expenses	$ 30,644
Security deposits	
Increase (decrease) in liabilities:	
Checks drawn in excess of available cash	
Accounts payable	$ (22,548)
Accrued compensation, related parties	$ (358,031)
Accrued expenses	$ (163,411)
Net cash used in operating activities	$ (1,952,382)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	$ (2,604)
Net cash used in investing activities	$ (2,604)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of stock	$ 2,356,687
Proceeds from notes payable	
Debt Repayment	$ (352,878)
New cash proved by financing activities	$ 2,003,809
NET CHANGE IN CASH	$ 48,823
CASH AT THE BEGINNING OF THE PERIOD	$ 204,531
CASH AT END OF PERIOD	$ 253,354

HEALTHPOINTPLUS, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended 12-31-2021
Revenue	$ 31,095
Operating expenses:	
General and administrative	$ 457,683
Salaries and wages	$ 803,204
Professional fees	$ 425,885
Total operating expenses	$ 1,686,771
Net operating loss	$ (1,655,676)
Other income	$ 240,173
Interest expense	$ (13,516)
Total other income (expense)	$ 226,657
Net loss	**$ (1,429,020)**

9:53 AM
04/27/22
Accrual Basis

Health Point Plus, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	253,353.89
Accounts Receivable	174.00
Other Current Assets	5,350.00
Total Current Assets	258,877.89
Fixed Assets	
1500 · Furniture and Equipment	6,351.67
1700 · Accumulated Depreciation	-1,567.30
Total Fixed Assets	4,784.37
TOTAL ASSETS	**263,662.26**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	12,282.52
Total Accounts Payable	12,282.52
Other Current Liabilities	
2100 · Accrued Compensation -B Goddard	-36,414.36
2110 · Accrued Compensation -APEX Mgmt	25,000.00
2130 · Accrued Payroll Taxes - Soc Sec	17,415.52
2140 · Accrued Interest	3,015.00
2500 · Convertible Notes	5,000.00
Total Other Current Liabilities	14,016.16
Total Current Liabilities	26,298.68
Total Liabilities	26,298.68
Equity	237,363.58
TOTAL LIABILITIES & EQUITY	**263,662.26**

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabili Current liabilities:

Accounts payable	$	47,429
Accrued compensation, related parties	$	376,614
Accrued expenses	$	183,842
*Convertible notes payable, net of discounts	$	17,742
*Notes payable	$	312,878
Total current liabilities	$	938,505

*Convertible notes payable, related parties	$	20,000
Total liabilities	$	958,505

Stockholders' equity (deficit):

Common stock, $0.0001 par value	$	1,369

shares issued and outstanding at December 31, 2020 and 2019, respectively

Additional paid in capital	$	8,169,077
Accumulated deficit	$	(8,868,992)
Total stockholders' equity (deficit)	$	(698,546)
Total liabilities and stockholders' equity (deficit)	$	259,959

* $350,620 of convertible notes payable, notes payable,convertible notes payable/related parties ,
were converted into common stock or extinguished in Q1 2022.

I, Robert A. Goddard hereby attest to the best of my
knowledge and belief that the financials presented on this
document are accurate and true as of 12.31.2021

Robert A. Goddard

CEO   HealthPoint Plus, Inc.

Robert A Goddard

Apr 27 2022

I, Danielle Agis hereby attest to the best of my knowledge
and belief that the financials presented on this document
are accurate and true as of 12.31.2021

Danielle Agis

Financial Operations Director   Supporting Strategies

Danielle Agis

Apr 27 2022

HealthPoint Plus

Audit Trail

Document Details

Title	HealthPoint Plus 2021 Financials
File Name	HPP - Financial Statements 2021.pdf
Document ID	bf630f2c148d42c8ac8235617a0b5061
Fingerprint	00c99879be554e8f3162b64185da92ef
Status	Completed

Document History

Document Created	Document Created by Michael Jalbert (mike@healthpointplus.com) Fingerprint: 00c99879be554e8f3162b64185da92ef	Apr 27 2022 06:23PM America/New_York
Document Sent	Document Sent to Robert A Goddard (bob@healthpointplus.com)	Apr 27 2022 06:23PM America/New_York
Document Sent	Document Sent to Danielle Agis (dagis@supportingstrategies.com)	Apr 27 2022 06:23PM America/New_York
Document Viewed	Document Viewed by Danielle Agis (dagis@supportingstrategies.com) IP: 209.222.82.128	Apr 27 2022 06:23PM America/New_York
Document Viewed	Document Viewed by Danielle Agis (dagis@supportingstrategies.com) IP: 54.147.246.36	Apr 27 2022 06:31PM America/New_York
Document Viewed	Document Viewed by Danielle Agis (dagis@supportingstrategies.com) IP: 34.201.23.210	Apr 27 2022 06:31PM America/New_York
Document Viewed	Document Viewed by Danielle Agis (dagis@supportingstrategies.com) IP: 104.28.32.246	Apr 27 2022 06:31PM America/New_York
Document Signed	Document Signed by Danielle Agis (dagis@supportingstrategies.com) IP: 104.28.32.246	Apr 27 2022 06:33PM America/New_York

Document Viewed	Document Viewed by Robert A Goddard (bob@healthpointplus.com) IP: 100.0.186.61	Apr 27 2022 06:43PM America/New_York
Document Signed	Document Signed by Robert A Goddard (bob@healthpointplus.com) IP: 100.0.186.61	Apr 27 2022 06:43PM America/New_York
Document Completed	This document has been completed. Fingerprint: f052506e243eebaf44107199fe24559a	Apr 27 2022 06:44PM America/New_York

CERTIFICATION

    I, Robert Goddard , Principal Executive Officer of HealthPoint Plus, Inc, hereby certify that the financial statements of HealthPoint Plus, Inc included in this Report are true and complete in all material respects.

Robert Goddard

CEO